January 15, 2014

VIA ELECTRONIC TRANSMISSION

Mr. Jeff Long
Staff Accountant
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Response to Staff Comments Regarding Birmiwal Investment Trust (File Nos. 333-102801; 811-21289) March 2013 Annual Report

Dear Mr. Long:

This correspondence is submitted in response to the Staff's comments received on January 8, 2014 related to the March 31, 2013 annual report ("Annual Report") for the Birmiwal Investment Trust (the "Registrant") on behalf of the Birmiwal Oasis Fund (the "Fund"). We have included a summary of the comments and the Registrant's responses thereto.

Comment 1. In the section of the report commonly referred to as the "Letter to Shareholders," or more formally, "Management's Discussion of Fund Performance" the discussion of the factors that materially affected the Fund's performance during the most recently completed fiscal year, including the relevant market conditions and the investment strategies and techniques used by the Fund's investment adviser do not seem to be sufficiently detailed (with respect to derivatives) to be consistent with the SEC guidance provided in a letter to the Investment Company Institute (Letter to Investment Company Institute Re: Derivatives-Related Disclosures by Investment Companies, dated July 30, 2010, ("Letter")). In future annual reports, please provide greater detail generally and, to the extent derivatives materially affected the Fund's performance, provide detail consistent with the Letter.

Response: With respect to future annual reports, the Registrant undertakes to provide a more-detailed discussion of the factors that materially affected the Fund's performance during the most recently completed fiscal year, including the relevant market conditions and the investment strategies and techniques used by the Fund's investment adviser, and to the extent derivatives materially affected the Fund's performance, detail consistent with the Letter.

Comment 2. Because the Fund operates under a unitary-style management fee, please confirm that ADR fees, which are borne by the Fund, are properly excluded from the expenses to be borne by the Fund's adviser under the unitary-style management agreement. Also, consider whether additional detail on this point should be included in the notes to the financial statements to aid shareholders in their understanding of the scope of the unitary fee.

Response: The Registrant confirms that management believes ADR fees, which are borne by the Fund, are properly excluded from the expenses to be borne by the adviser. Management believes these fees are somewhat akin to a brokerage commission and may be excluded from the fees borne by the adviser because these are a form of extraordinary expense, which is expressly excluded from the adviser's expense obligation. Additionally, the Registrant undertakes to provide additional detail on this point in the notes to the financial statements in future annual and semi-annual reports.

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.	Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call the undersigned at 614-469-3238.

Sincerely, /s/ Parker D. Bridgeport